UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

March 14, 2014

To whom it may concern

                    Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Yasunori Tsujita	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Human Resources Group and Head of Internal Audit Group

Mr. Toshitsugu Okabe	Deputy President and Deputy President-Executive Officer	Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)	Deputy President and Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group

Mr. Tadashi Kanki	Senior Managing Director and Senior Managing Executive Officer	Head of Internal Audit Group	Managing Director and Managing Executive Officer	Head of Strategic Planning Group

Mr. Hideyuki Takahashi	Director		Deputy President and Deputy President-Executive Officer	Head of Financial Control & Accounting Group

Mr. Akira Sugano	Senior Managing Executive Officer	Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management)	Managing Executive Officer	Head of International Banking Unit and Head of Asset Management Unit

Mr. Katsunobu Motohashi	Managing Executive Officer	Head of Asset Management Unit	Managing Executive Officer	Deputy Head of Asset Management Unit

Mr. Junichi Kato	Managing Executive Officer	Head of Markets Unit	—

Mr. Hiroshi Suehiro	Managing Executive Officer	In charge of Compliance with US FBO Regulation	—

Mr. Tetsuhiko Saito	Managing Executive Officer	Head of Personal Banking Unit and Head of Retail Banking Unit	Managing Executive Officer	Head of Personal Banking Unit

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Tomoshige Jingu	Managing Executive Officer	Head of Human Resources Group	—

Mr. Tatsufumi Sakai	Managing Executive Officer	Head of International Banking Unit	Managing Executive Officer	Head of Investment Banking Unit

Mr. Daisuke Yamada	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)	—

Mr. Takeru Watanabe	Managing Executive Officer	Joint Head of Personal Banking Unit and Joint Head of Retail Banking Unit	—

Mr. Junichi Shinbo	Managing Executive Officer	Head of Financial Control & Accounting Group	Executive Officer	General Manager of Portfolio Management Division

Mr. Koji Fujiwara	Managing Executive Officer	Head of Strategic Planning Group	Executive Officer	General Manager of Investor Relations Division

Mr. Kazuya Kobayashi	Managing Executive Officer	Head of Investment Banking Unit	—

Mr. Tadashi Ohi	Managing Executive Officer	Deputy Head of Human Resources Group	—

Mr. Masato Monguchi	Managing Executive Officer	Deputy Head of Compliance Group	—

Mr. Tsuyoshi Hatsuzawa	Managing Executive Officer	Deputy Head of Risk Management Group	—

Mr. Kazuhisa Sawa	Managing Executive Officer	Deputy Head of Strategic Planning Group, Deputy Head of Financial Control & Accounting Group, Deputy Head of IT & Systems Group and Deputy Head of Operations Group	—

Mr. Takashi Kamada	Managing Executive Officer	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit	—

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Yoshihito Bando	Managing Executive Officer	Deputy Head of Asset Management Unit	—

Mr. Kenichi Minamitani	Managing Executive Officer	Deputy Head of Compliance Group	—

Mr. Hidefumi Kobayashi	Managing Executive Officer	Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group	Managing Executive Officer	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit

Mr. Masahiro Miyamoto	Managing Executive Officer	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit	—

Mr. Masaya Usuha	Managing Executive Officer	Deputy Head of Operations Group	—

Mr. Tatsuya Yamada	Managing Executive Officer	Deputy Head of IT & Systems Group	—

Mr. Tetsuhiro Sakamoto	Managing Executive Officer	Deputy Head of Human Resources Group	—

Mr. Masuo Fukuda	Managing Executive Officer	Deputy Head of Corporate Banking Unit (Large Corporations)	—

Mr. Shinya Hanamura	Managing Executive Officer	Deputy Head of Financial Institutions & Public Sector Business Unit	—

Mr. Masahiro Otsuka	Executive Officer	General Manager of Retail Banking Coordination Division	—	General Manager of Retail Banking Coordination Division

Mr. Takahiko Yasuhara	Executive Officer	General Manager of International Coordination Division	—

Mr. Satoshi Ishii	Executive Officer	General Manager of Corporate Secretariat and General Manager for Executive Secretariat	—	General Manager for Executive Secretariat and General Manager of Reorganization Preparation Project Team

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Shinji Taniguchi	Executive Officer	General Manager of Investment Banking Coordination Division	—

Mr. Nobuhide Hayashi	Retired		Deputy President and Deputy President-Executive Officer	Deputy President (International Banking Unit)

Mr. Yasuhiko Imaizumi	Retired		Deputy President-Executive Officer	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Mr. Shinya Wako	Retired		Managing Executive Officer	In charge of Compliance with US FBO Regulation

Mr. Yasumasa Nishi	Retired		Managing Executive Officer	Head of Markets Unit

Mr. Nobuyuki Fujii	Retired		Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)

Mr. Tetsuo Iimori	Retired		Managing Executive Officer	Head of Retail Banking Unit

Mr. Shuuichi Takemoto	Retired		Managing Executive Officer	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit

Mr. Shigeru Akiyoshi	Retired		Managing Executive Officer	Deputy Head of Retail Banking Unit

Mr. Kenjiro Inada	Retired		Managing Executive Officer	Deputy Head of Personal Banking Unit

Mr. Shuichi Shimada	Retired		Managing Executive Officer	Deputy Head of Corporate Banking Unit (Large Corporations) and Deputy Head of Financial Institutions & Public Sector Business Unit

Mr. Yoshio Shimizu	Retired		Managing Executive Officer	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit

Name	New Position (Effective as of April 1, 2014)	Current Position
Mr. Yuusei Matsubara	Retired	Executive Officer	General Manager of Financial Institutions & Public Sector Business Coordination Division

Mr. Yasuhisa Fujiki	Retired	Executive Officer	General Manager of International Coordination Division

Mr. Ryousuke Joukou	Retired	Executive Officer	General Manager of Executive Secretariat

Mr. Souichi Hosoi	Retired	Executive Officer	General Manager of Financial Planning Division

Mr. Atsushi Sugao	Retired	Executive Officer	General Manager of Corporate Banking Coordination Division

Mr. Teiji Teramoto	Retired	Executive Officer	General Manager of Investment Banking Coordination Division

We plan to announce of Directors and Officers after the transformation into a Company with Committees by the end of May.

[Executive Officer Appointees]

Name	Junichi Kato

Date of Birth	July 30, 1957

Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined in Apr. 1980

	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd.

	Apr. 2009	Managing Executive Officer of Mizuho Bank, Ltd.

	Apr. 2011	Managing Executive Officer, General Manager of Treasury Division
	May 2011	Managing Executive Officer

	Apr. 2012	Managing Executive Officer, Joint Head of Markets Unit (current)
	Apr. 2012	Managing Executive Officer, Joint Head of Markets Unit of Mizuho Corporate Bank, Ltd. (Until July 2013)

Name	Hiroshi Suehiro

Date of Birth	Sep. 11, 1958

Education	Mar. 1981	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined in Apr. 1981

	Apr. 2008	Executive Officer, General Manager of Corporate Banking Division No. 7 of Mizuho Corporate Bank, Ltd.
	Apr. 2011	Managing Executive Officer, Head of Asia & Oceania excl. East Asia
	July 2013	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of Mizuho Bank, Ltd. (current)

Name	Tomoshige Jingu

Date of Birth	Feb. 16, 1961

Education	Mar. 1983	Graduated from Faculty of Law, Keio University

Business Experience	Joined in Apr. 1983

	Apr. 2008	General Manager of Shinjuku Corporate Banking Division of Mizuho Corporate Bank, Ltd.
	Apr. 2010	General Manager of Nagoya Corporate Banking Division

	Apr. 2011	Executive Officer, General Manager of Nagoya Corporate Banking Division
	Apr. 2012	Managing Executive Officer, in charge of Branch Banking Group of Mizuho Bank, Ltd. (until July 2013)
	Apr. 2013	Managing Executive Officer, in charge of Corporate Banking of Mizuho Corporate Bank, Ltd.
	July 2013	Managing Executive Officer, in charge of Corporate Banking of Mizuho Bank, Ltd. (current)

Name	Daisuke Yamada

Date of Birth	Oct. 10, 1960

Education	Mar. 1984	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Joined in Apr. 1984

	Apr. 2009	General Manager of Industry Research Division of Mizuho Corporate Bank, Ltd.
	Apr. 2011	Executive Officer, General Manager of Industry Research Division (until Apr. 2013)
	Apr. 2012	Executive Officer, General Manager of Industry Research Division of Mizuho Bank, Ltd.
	Apr. 2013	Managing Executive Officer, deputy in charge of Corporate Banking Group
	Apr. 2013	Managing Executive Officer, in charge of Corporate Banking of Mizuho Corporate Bank, Ltd.
	July 2013	Managing Executive Officer, in charge of Corporate Banking of Mizuho Bank, Ltd. (current)

Name	Takeru Watanabe

Date of Birth	Dec. 12, 1960

Education	Mar. 1984	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Joined in Apr. 1984

	Apr. 2008	General Manager of Roppongi Branch of Mizuho Bank, Ltd.

	Apr. 2010	General Manager of Personal Banking Division

	Apr. 2011	Executive Officer, General Manager of Personal Banking Division
	Apr. 2013	Managing Executive Officer, in charge of Branch Banking Group
	July 2013	Managing Executive Officer, in charge of Corporate Banking (current)

Name	Kazuya Kobayashi

Date of Birth	Jan. 5, 1963

Education	Mar.1985	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Joined in Apr. 1985

	Apr. 2007	General Manager of Overseas Business Promotion Department of International Coordination Division of Mizuho Corporate Bank, Ltd.
	Apr. 2010	General Manager of Acquisition Finance Division

	Apr. 2012	Executive Officer, General Manager of Corporate Banking Division No. 13
	July 2013	Executive Officer, General Manager of Corporate Banking Division No. 13 of Mizuho Bank, Ltd. (current)

Name	Tadashi Ohi

Date of Birth	July. 2, 1955

Education	Mar. 1980	Graduated from Faculty of Law, Kyoto University

Business Experience	Joined in Apr. 1980

	Apr. 2008	Executive Officer, General Manager of IT & Systems Planning Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2009	Managing Executive Officer, General Manager of IT & Systems Planning Department
	Oct. 2009	Managing Executive Officer

	June 2011	Managing Director

	Apr. 2012	Managing Director, Head of Strategic Planning, Financial Control & Accounting Group, Head of Human Resources Group and in charge of Executive Secretariat (current)

Name	Masato Monguchi

Date of Birth	Mar. 1, 1960

Education	Mar. 1982	Graduated from Faculty of Economics, Hitotsubashi University
Business Experience	Joined in Apr. 1982

	Apr. 2009	Executive Officer, General Manager of Business Department I of Mizuho Trust & Banking Co., Ltd.
	July 2009	Executive Officer

	Feb. 2010	Executive Officer, General Manager of Internal Audit Department
	Apr. 2012	Managing Executive Officer, Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department (current)

Name	Tsuyoshi Hatsuzawa

Date of Birth	Nov. 16, 1959

Education	Mar. 1983	Graduated from School of Political Science and Economics, Waseda University
Business Experience	Joined in Apr. 1983

	Apr. 2008	General Manager of Syndicated Finance Distribution Division of Mizuho Corporate Bank, Ltd.
	Apr. 2011	General Manager of Trust Business Department II of Mizuho Trust & Banking Co., Ltd.
	Apr. 2012	Executive Officer, General Manager of Trust Business Department II (current)

Name	Kazuhisa Sawa

Date of Birth	Aug. 14, 1960

Education	Mar. 1984	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1984

	Apr. 2009	General Manager of Operations Planning Department of Mizuho Trust & Banking Co., Ltd.
	Apr. 2011	Executive Officer, General Manager of Corporate Planning Department (current)

Name	Takashi Kamada

Date of Birth	Oct. 3, 1961

Education	Mar. 1985	Graduated from School of Commerce, Waseda University

Business Experience	Joined in Apr. 1985

	Apr. 2009	General Manager of Mitaka Branch of Mizuho Trust & Banking Co., Ltd.
	Apr. 2011	General Manager of Human Resources Department

	Apr. 2012	Executive Officer, General Manager of Corporate Trust & Banking Department (current)

Name	Yoshihito Bando

Date of Birth	Jun. 8, 1962

Education	Mar. 1985	Graduated from Faculty of Science, the University of Tokyo

Business Experience	Joined in Apr. 1985

	Apr. 2009	General Manager of Pension Business Promotion Department II of Mizuho Trust & Banking Co., Ltd.
	Apr. 2011	General Manager of Pension Business Planning Department

	Apr. 2012	Executive Officer, General Manager of Pension Business Planning Department (current)

Name	Kenichi Minamitani
Date of Birth	Sep. 10, 1955
Education	Mar. 1978	Graduated from Faculty of Law, Meiji Gakuin University
Business Experience	Joined in Apr. 1978
	Apr. 2004	Executive Officer, Chief Regional Officer of Block I of Shinko Securities Co., Ltd.
	Apr. 2006	Executive Officer, Chief Regional Officer of Block II

	Apr. 2007	Managing Executive Officer, Joint Head of Retail Business Division, Chief Regional Officer of Block II
	May. 2009	Managing Executive Officer, Joint Head of Corporate Investment Services & Retail Business, Mizuho Securities Co., Ltd.
	Apr. 2010	Managing Executive Officer, Head of Legal & Compliance Division
	Apr. 2012	Deputy President (current)

Name	Masahiro Miyamoto
Date of Birth	Feb. 12, 1957
Education	Mar. 1979	Graduated from Faculty of Commerce, Kansai University
Business Experience	Apr. 1979	Joined Yamaichi Securities Co., Ltd.
	Sep. 2006	Joined Mizuho Securities Co., Ltd.

	Apr. 2008	Executive Officer, In charge of Investment Banking I Group

	Apr. 2010	Managing Executive Officer, In charge of Investment Banking Group and Chubu Investment Banking Dept.
	Apr. 2012	Managing Executive Officer, Co-Head of Investment Banking Group, Attached to Corporate Investment Services & Retail Business Division
	Apr. 2013	Managing Executive Officer, Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Attached to IB Business Promotion Group (current)

Name	Masaya Usuha
Date of Birth	Jun. 14, 1956
Education	Mar. 1979	Graduated from Faculty of Economics, Tokyo University
Business Experience	Joined in Apr. 1979
	Sep. 1988	Joined Bankers Trust, Tokyo

	May. 2005	Joined Mizuho Securities Co., Ltd.

	Apr. 2009	Executive Officer, Joint Head of Risk Management and Finance Group
	Apr. 2011	Managing Executive Officer, In charge of Global Risk Management Group and Operational Risk Management Dept.
	Apr. 2012	Managing Executive Officer, Head of Global Operations, In charge of Business Process Management Division, Direct Promotion Group and Corporate Support Dept.
	Jan. 2013	Managing Executive Officer, Head of Global Operations, Head of Operations Group, in charge of Corporate Support Dept.
	Oct. 2013	Managing Executive Officer, Head of Global Operations, Head of Operations Group (current)

Name	Tatsuya Yamada
Date of Birth	Feb. 20, 1960
Education	Mar. 1982	Graduated from Faculty of Economics, Hitotsubashi University
Business Experience	Joined in Apr. 1982
	Apr. 2009	General Manager of Accounting, Mizuho Financial Group, Inc.

	Apr. 2010	Executive Officer, General Manager of Accounting

	Apr. 2011	Executive Officer, Head of Finance & Accounting Group, Mizuho Securities Co., Ltd.
	Apr. 2012	Managing Executive Officer, Head of Global Finance, Head of Finance & Accounting Group, in charge of Information Security Management Dept.
	Jan. 2013	Managing Executive Officer, Head of Global Finance, Head of Finance & Accounting Group (current)

Name	Tetsuhiro Sakamoto
Date of Birth	Jan. 15, 1956
Education	Mar. 1980	Graduated from Faculty of Sociology, Kwansei Gakuin University
Business Experience	Joined in Apr. 1980
	Jun. 2007	Executive Officer, Branch Manager of Shinjuku Branch, Mizuho Investors Securities Co., Ltd.
	Sep. 2008	Executive Officer, General Manager of Human Resources Dept.
	Jun. 2012	Managing Executive Officer, General Manager of Internal Audit Dept.
	Jan. 2013	Managing Executive Officer, Joint Head of Internal Audit Division, Mizuho Securities Co., Ltd.
	Apr. 2013	Managing Executive Officer, Head of Human Resources Group, in charge of Executive Secretariat (current)

Name	Masuo Fukuda
Date of Birth	Nov. 20, 1961
Education	Mar. 1984	Graduated from Faculty of Business and Commerce, Keio University
	May 1987	MBA University of Rochester
Business Experience	Jul. 1987	Joined The Nikko Securities Co., Ltd.
	Jan. 2006	Managing Executive Officer Managing Director Co-Head of Investment Banking Division Nikko Citigroup Limited
	Oct. 2009	Managing Executive Officer Head of Investment Banking Division and Co-Head of Corporate Business, Nikko Cordial Securities Inc.
	Apr. 2010	Managing Executive Officer, Co-Head of Investment Banking Unit, Co-Head of Solution Strategy, Head of Investment Banking and Co-Head of Corporate Business I
	Mar. 2011	Managing Executive Officer, Head of Investment Banking and Co-Head of Solution Strategy Nikko Cordial Securities Inc. (Apr. 1 2011 Nikko Cordial Securities Inc. changed its name to SMBC Nikko Securities Inc.)
	Mar. 2012	Managing Executive Officer, Head of Mergers and Acquisitions SMBC Nikko Securities Inc.
	Jul. 2013	Managing Executive Officer Co-Head of Investment Banking Group Mizuho Securities Co., Ltd. (current)

Name	Shinya Hanamura
Date of Birth	Aug. 12, 1959
Education	Mar. 1983	Graduated from Faculty of Economics, Tohoku University
Business Experience	Joined in Apr. 1983
	Jun. 2008	Joint Head of Advisory Group, Mizuho Securities Co., Ltd.

	Apr. 2010	Head of Advisory Group

	Apr. 2011	Executive Officer, Head of Advisory Group (current)

Name	Masahiro Otsuka

Date of Birth	Nov. 29, 1961

Education	Mar. 1986	Graduated from School of Political Science and Economics, Waseda University

Business Experience	Joined in Apr. 1986
	Apr. 2008	Joint General Manager of Consulting Division of Mizuho Bank, Ltd.

	Jan. 2011	General Manager of Consulting Division

	Apr. 2012	General Manager of Retail Banking Coordination Division (current)
	Apr. 2013	General Manager of Retail Banking Coordination Division of Mizuho Financial Group, Inc. (current)

Name	Takahiko Yasuhara

Date of Birth	Apr. 16, 1963

Education	Mar. 1986	Graduated from School of Political Science and Economics, Waseda University

Business Experience	Joined in Apr. 1986
	Apr. 2007	Deputy General Manager of Human Resources Management Division of Mizuho Corporate Bank, Ltd.

	Apr. 2011	General Manager of Seoul Branch

	July 2013	General Manager of Seoul Branch of Mizuho Bank, Ltd. (current)

Name	Satoshi Ishii

Date of Birth	Sep. 1, 1963

Education	Mar. 1986	Graduated from Faculty of Economics, Hitotsubashi University
Business Experience	Joined in Apr. 1986
	Apr. 2009	Deputy General Manager of International Coordination Division of Mizuho Corporate Bank, Ltd.

	Apr. 2011	General Manager of Executive Secretariat (until July 2013)

	Apr. 2013	General Manager for Executive Secretariat of Mizuho Financial Group, Inc. (current)
	July 2013	General Manager for Executive Secretariat of Mizuho Bank, Ltd. (current)
	Jan. 2014	General Manager for Executive Secretariat and General Manager of Reorganization Preparation Project Team of Mizuho Financial Group, Inc. (current)

Name	Shinji Taniguchi

Date of Birth	Feb. 3, 1964

Education	Mar. 1986	Graduated from Faculty of Economics, the University of Tokyo

Business Experience	Joined in Apr. 1986
	Apr. 2009	Senior Manager of International Coordination Division of Mizuho Corporate Bank, Ltd.
	July 2009	Deputy General Manager of Global Structured Finance Division

	Apr. 2011	General Manager of East Asia Division

	July 2013	General Manager of East Asia Division of Mizuho Bank, Ltd. (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Kosuke Nakamura	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Business promotion	Managing Executive Officer	In charge of Corporate Banking

Mr. Yasunori Tsujita	Deputy President and Deputy President-Executive Officer	Head of Compliance Group	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Human Resources Group and Head of Compliance Group

Mr. Nobuyuki Fujii	Senior Managing Director (Representative Director) and Senior Managing Executive Officer	Head of Business promotion	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)

Mr. Ryusuke Aya	Managing Director and Managing Executive Officer	Head of Risk Management Group	Managing Executive Officer	Head of Risk Management Group

Mr. Junichi Shinbo	Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group	Executive Officer	General Manager of Portfolio Management Division

Mr. Koji Fujiwara	Managing Director and Managing Executive Officer	Head of Strategic Planning Group	—

Mr. Hirohisa Kashiwazaki	Director		Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Branch Banking Group

Mr. Yasuhiro Sato	Director (not full-time)		President (Representative Director) & CEO

Mr. Katsunobu Motohashi	Managing Executive Officer	Head of Asset Management Unit	—

Mr. Junichi Kato	Managing Executive Officer	Head of Markets Unit	Managing Executive Officer	Joint Head of Markets Unit

Mr. Shiro Tomiyasu	Managing Executive Officer	Head of Internal Audit Group	Managing Executive Officer	Head of Credit Group

Mr. Hiroshi Suehiro	Managing Executive Officer	Head of the Americas	Managing Executive Officer	Head of Asia & Oceania excl. East Asia

Name	New Position (Effective as of April 1, 2014)		Current Position

Mr. Takeshi Watanabe	Managing Executive Officer	Co-Head of Credit Group	Managing Executive Officer	Joint Head of Credit Group

Mr. Kiyoshi Miyake	Managing Executive Officer	In charge of Corporate Banking	Managing Executive Officer	Head of East Asia

Mr. Tomoshige Jingu	Managing Executive Officer	Head of Human Resources Group	Managing Executive Officer	In charge of Corporate Banking

Mr. Tatsufumi Sakai	Managing Executive Officer	Head of International Banking Unit	Managing Executive Officer	Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services)

Mr. Tetsuo Iimori	Managing Executive Officer	Head of Branch Banking Group and in charge of Business Collaboration Division (Securities & Trust Services)	Managing Executive Officer	Head of Retail Banking Unit

Mr. Daisuke Yamada	Managing Executive Officer	Head of Corporate Banking Unit (Large Corporations)	Managing Executive Officer	In charge of Corporate Banking

Mr. Takeru Watanabe	Managing Executive Officer	Head of Personal Banking Unit and Head of Retail Banking Unit	Managing Executive Officer	In charge of Corporate Banking

Mr. Hokuto Nakano	Managing Executive Officer	Head of East Asia	Executive Officer	General Manager of Forex Division

Mr. Tsutomu Nomura	Managing Executive Officer	Co-Head of Credit Group	Executive Officer	General Manager of Credit Coordination Division

Mr. Amane Oshima	Managing Executive Officer	Joint Head of Markets Unit	Executive Officer	General Manager of International Treasury Division

Mr. Katsuyuki Mizuma	Managing Executive Officer	Head of Asia & Oceania excl. East Asia	Executive Officer	General Manager of Asia & Oceania Division

Mr. Yuusei Matsubara	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Financial Institutions & Public Sector Business Coordination Division

Mr. Yasuhisa Fujiki	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of International Coordination Division

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Hikaru Shimomura	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Corporate Banking Division No. 2

Mr. Ryousuke Joukou	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Executive Secretariat

Mr. Akihiro Nakanishi	Managing Executive Officer	In charge of Corporate Banking	Executive Officer	General Manager of Corporate Banking Division No. 8

Mr. Kazuya Kobayashi	Managing Executive Officer	Head of Investment Banking Unit	Executive Officer	General Manager of Corporate Banking Division No. 13

Mr. Makoto Saito	Executive Officer	General Manager of Tokyo Main Office and Tokyo Main Office Division No.1	Executive Officer	General Manager of Branch Banking Division

Mr. Atsushi Sugao	Executive Officer	General Manager of Corporate Banking Division No. 8	Executive Officer	General Manager of Corporate Banking Coordination Division

Mr. Teiji Teramoto	Executive Officer	(Europe, Middle East and Africa)	Executive Officer	General Manager of Investment Banking Coordination Division

Mr. Yutaka Abe	Executive Officer	General Manager for International Banking Unit (Deputy CEO of Vietcombank)	—	General Manager for Hanoi Branch (Deputy CEO of Vietcombank)

Mr. Masaya Hamamoto	Executive Officer	General Manager of Corporate Banking Division No.5	—	General Manager of Corporate Banking Division No.5

Mr. Koichi Baba	Executive Officer	—	—	General Manager of Taipei Branch

Mr. Eijo Daimon	Executive Officer	General Manager of China Business Promotion Division	—	General Manager of China Business Promotion Division

Mr. Takashi Yonetsu	Executive Officer	General Manager of Treasury Division	—	General Manager of Treasury Division

Mr. Nobuyuki Komatsu	Executive Officer	—	—	General Manager of Branch Banking Division No.6

Mr. Shingo Asano	Executive Officer	General Manager of Branch Banking Division	—	General Manager of Branch Banking Division No.7

Mr. Osamu Endo	Executive Officer	General Manager of Bangkok Branch	—	General Manager of Corporate Banking Division No.7

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Takanori Nishiyama	Executive Officer	General Manager of Omiya Branch	—	General Manager of Branch Banking Division No.5

Mr. Masatoshi Yoshihara	Executive Officer	General Manager of International Treasury Division	—	Attached to Markets Coordination Division (Mizuho Capital Markets Corporation)

Mr. Shinichi Takiguchi	Executive Officer	General Manager of Nagoya Corporate Banking Division	—	General Manager of Nagoya Corporate Banking Division

Mr. Masahiro Otsuka	Executive Officer	General Manager of Retail Banking Coordination Division	—	General Manager of Retail Banking Coordination Division

Mr. Seiji Imai	Executive Officer	General Manager of Seoul Branch	—	General Manager of Corporate Banking Division No.12

Ms. Atsumi Arima	Executive Officer	General Manager of Corporate Advisory Division	—	General Manager of Assets, Liabilities and Capital Advisory Division

Mr. Hiroyuki Mori	Executive Officer	General Manager of Kobunacho Branch Division No.2	—	General Manager of Kobunacho Branch Division No.2

Mr. Hisaaki Hirama	Executive Officer	General Manager of Marunouchi-chuo Division No.1	—	General Manager of Marunouchi-chuo Division No.1

Mr. Hiroaki Oda	Executive Officer	General Manager of Corporate Banking Division No. 11	—	General Manager of Corporate Banking Division No.11

Mr. Takahiko Yasuhara	Executive Officer	General Manager of International Coordination Division	—	General Manager of Seoul Branch

Mr. Satoshi Ishii	Executive Officer	General Manager of Corporate Secretariat and General Manager for Executive Secretariat	—	General Manager for Executive Secretariat

Mr. Katsunori Tomita	Executive Officer	General Manager of Tokyo Main Office Division No.2	—	General Manager of Tokyo Main Office Division No.2

Mr. Shinji Taniguchi	Executive Officer	General Manager of Investment Banking Coordination Division	—	General Manager of East Asia Division

Name	New Position (Effective as of April 1, 2014)	Current Position
Mr. Toshitsugu Okabe	Retired	Deputy President (Representative Director) and Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group

Mr. Yasuhiko Imaizumi	Retired	Deputy President (Representative Director) and Deputy President-Executive Officer	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Mr. Yasumasa Nishi	Retired	Managing Director and Managing Executive Officer	Head of Markets Unit

Mr. Hideyuki Takahashi	Retired	Deputy President-Executive Officer	Head of Financial Control & Accounting Group

Mr. Shinya Wako	Retired	Managing Executive Officer	Head of the Americas

Mr. Harusato Nihei	Retired	Managing Executive Officer	In charge of Corporate Banking

Mr. Tadashi Kanki	Retired	Managing Executive Officer	Head of Strategic Planning Group

Mr. Tetsuhiko Saito	Retired	Managing Executive Officer	Head of Personal Banking Unit

Mr. Akira Sugano	Retired	Managing Executive Officer	Head of International Banking Unit and Head of Asset Management Unit

Mr. Akihiro Hashimoto	Retired	Managing Executive Officer	In charge of Corporate Banking

Mr. Yukihisa Matsumoto	Retired	Executive Officer	In charge of Corporate Banking

Mr. Kazunori Hashimoto	Retired	Executive Officer	General Manager of Tokyo Main Office and Tokyo Main Office Division No.1

Name	New Position (Effective as of April 1, 2014)	Current Position
Mr. Kentaro Akashi	Retired	Executive Officer	General Manager of Hong Kong Corporate Banking Division No.1 and No.2

Mr. Kazuhiro Kawai	Retired	Executive Officer	General Manager of Corporate Credit Division 1

Mr. Hideaki Kuraishi	Retired	Executive Officer	General Manager of Europe Structured Finance Division

Mr. Souichi Hosoi	Retired	Executive Officer	General Manager of Financial Planning Division

Mr. Noritaka Takahashi	Retired	Executive Officer	General Manager of Bangkok Branch

Mr. Makoto Kimura	Retired	Executive Officer	General Manager of Ginza Branch Division 2

Mr. Naonobu Sumida	Retired	Executive Officer	General Manager of Securities Division

The appointment of Messrs. Kosuke Nakamura, Nobuyuki Fujii, Ryusuke Aya, Junichi Shinbo and Koji Fujiwara as directors is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2014.

(Mizuho Trust & Banking Co., Ltd. (MHTB))

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Toshihiko Fukuzawa	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Business promotion	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Internal Audit Group

Mr. Tadashi Ohi	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Human Resources Group and Head of Internal Audit Group	Managing Director and Managing Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group, Head of Human Resources Group and in charge of Executive Secretariat

Mr. Masao Yoshikawa	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Business promotion	Managing Executive Officer	In charge of Trust & Banking Business

Mr. Masato Monguchi	Managing Director and Managing Executive Officer	Head of Compliance Group	Managing Executive Officer	Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department

Mr. Tsuyoshi Hatsuzawa	Managing Director and Managing Executive Officer	Head of Risk Management Group and in charge of Credit Department	Executive Officer	General Manager of Trust Business Department II

Mr. Kazuhisa Sawa	Managing Director and Managing Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group, Head of IT & Systems Group, Head of Operations Group and in charge of Executive Secretariat	Executive Officer	General Manager of Corporate Planning Department

Mr. Yasuhiro Sato	Director (not full-time)		—

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Makoto Okayama	Managing Executive Officer	Head of Corporate Trust & Banking Group and Head of Consulting and Business R&D Group	Managing Executive Officer	Head of Corporate Trust & Banking Group, in charge of Consulting Department and Frontier Trust Business R&D Department

Mr. Nobuaki Kitajima	Managing Executive Officer	In charge of Trust & Banking Business	Managing Executive Officer	Head of Stock Transfer Agency Unit, in charge of Trust & Banking Business and Branch Administration Department

Mr. Satoru Ochiai	Managing Executive Officer	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business	Executive Officer	General Manager of Trust Business Department IV

Mr. Yoshihisa Kasahara	Managing Executive Officer	In charge of Trust & Banking Business	Executive Officer	General Manager of Trust Business Department I

Mr. Makio Muramoto	Managing Executive Officer	In charge of Trust & Banking Business	Executive Officer	General Manager of Fukuoka Branch

Mr. Takashi Kamada	Managing Executive Officer	Head of Private Wealth Management Business Group and Branch Administration Department	Executive Officer	General Manager of Corporate Trust & Banking Department

Mr. Yoshihito Bando	Managing Executive Officer	Head of Pension Business Unit and Head of Asset Management Unit	Executive Officer	General Manager of Pension Business Planning Department

Mr. Masashi Hara	Executive Officer	General Manager of Real Estate Business Coordination Department	—	General Manager of Real Estate Planning Department

Mr. Eijiro Yamanaka	Executive Officer	General Manager of Fukuoka Branch	—	General Manager of Trust Business Department VIII

Mr. Yutaka Sasaki	Executive Officer	General Manager of Active Strategy Fund Management Department	—	General Manager of Active Strategy Fund Management Department

Mr. Hiroshi Kisanuki	Executive Officer	General Manager of Trust Business Department III	—

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Isao Nakamura	Executive Officer	General Manager of Corporate Trust & Banking Department	—	General Manager of Trust Business Department III

Mr. Keisuke Saito	Executive Officer	General Manager of Trust Business Department II	—

Mr. Hiroyuki Hatano	Corporate Auditor (full-time)		—	General Manager of Kyoto Branch

Mr. Motoo Nagai	Retired		Deputy President (Representative Director) and Deputy President-Executive Officer

Mr. Toshitsugu Okabe	Retired		Managing Executive Officer	In charge of Compliance Group

Mr. Hideyuki Takahashi	Retired		Managing Executive Officer	In charge of Strategic Planning, Financial Control & Accounting Group

Mr. Daisaku Abe	Retired		Managing Executive Officer	In charge of IT & Systems Group and Operations Group

Mr. Katsunobu Motohashi	Retired		Managing Executive Officer	Head of Pension Business Unit and Head of Asset Management Unit

Mr. Yuichiro Takahashi	Retired		Managing Executive Officer	In charge of Trust & Banking Business

Mr. Yasunori Tsujita	Retired		Managing Executive Officer	In charge of Human Resources Group

Mr. Tadashi Kanki	Retired		Managing Executive Officer	In charge of Strategic Planning, Financial Control & Accounting Group

Mr. Shuuichi Takemoto	Retired		Managing Executive Officer	Head of Private Wealth Management Business Group, Head of IT & Systems Group and Head of Operations Group

Mr. Ken Hyuga	Retired		Managing Executive Officer	In charge of Trust & Banking Business

Name	New Position (Effective as of April 1, 2014)	Current Position

Mr. Ryusuke Aya	Retired	Managing Executive Officer	In charge of Risk Management Group

Mr. Masaya Nara	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Masao Yoshikawa, Masato Monguchi, Tsuyoshi Hatsuzawa, Kazuhisa Sawa and Yasuhiro Sato as directors and the appointment of Mr. Hiroyuki Hatano as corporate auditor are subject to approval at the general meeting of shareholders of MHTB to be held on April 1, 2014.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of March 20,2014)		Current Position

Mr. Hidetaka Kawakita	Director		—

The appointment of Mr. Hidetaka Kawakita as director is subject to approval at the general meeting of shareholders of MHSC to be held on March 20,2014.

Mr. Kawakita qualifies as an “outside director” under the Company Law of Japan.

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Hajime Saito	Deputy President and Deputy President-Executive Officer	Head of Internal Audit Division	Deputy President and Deputy President-Executive Officer	Head of Corporate Investment Services & Retail Business Division

Mr. Yasuhiko Imaizumi	Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Corporate Business	—

Mr.Yasuo Agemura	Deputy President and Deputy President-Executive Officer	Head of Global Markets, Head of Markets & Products Division, Head of Global Business & Markets	Deputy President and Deputy President-Executive Officer	Head of Global Markets, Head of Markets & Products Division

Mr. Shuichi Shimada	Managing Director and Managing Executive Officer	Head of Strategic Planning Group, in charge of Investment Dept., Attached to Investment Banking Division	Managing Executive Office	Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Joint Head of Public & Financial Institutions Group

Mr. Hidefumi Kobayashi	Managing Director and Managing Executive Officer	Head of Global Finance, Head of Research Group, Head of Finance & Accounting Group, in charge of Due Diligence Dept.	Managing Executive Office	Head of Research Group, in charge of Due Diligence Dept., Overseas Office Administration Dept., Beijing Representative Office, Shanghai Representative Office and Investment Dept.

Mr.Kenji Fujii	Director and Executive Officer	Head of Global Risk Management, Head of Risk Management Group	Executive Officer	Head of Global Risk Management, Head of Risk Management Group

Name	New Position (Effective as of April 1, 2014)		Current Position

Mr. Yasuhiro Sato	Director (not full-time)		—

Mr. Shingo Ishizaki	Managing Executive Officer	Attached to Investment Banking Group	Managing Executive Officer	Attached to Investment Banking Group and IB Business Promotion Group

Mr. Masahiro Miyamoto	Managing Executive Officer	Head of Global Investment Banking, Head of Investment Banking Division	Managing Executive Officer	Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Attached to IB Business Promotion Group

Mr.Yoshio Shimizu	Managing Executive Officer	Joint Head of Investment Banking Division, Head of IB Products Group, Attached to IB Business Promotion Group	Managing Executive Officer	Head of Global Investment Banking, Head of IB Products Group, Attached to IB Business Promotion Group

Mr. Hiroto Koda	Managing Executive Officer	Head of Corporate Investment Services & Retail Business Division, Joint Head of Strategic Planning Group	Managing Executive Officer	Head of Strategic Planning Group

Mr. Tetsuhiko Saito	Managing Executive Officer	Co-Head of Corporate Investment Services & Retail Business Division, Head of Banking & Trust Collaboration Group, Head of Internet and Contact Center Group	—

Mr. Tatsuya Yamada	Managing Executive Officer	Joint Head of IT & Systems Group	Managing Executive Officer	Head of Global Finance, Head of Finance & Accounting Group

Mr. Sadanobu Takada	Managing Executive Officer	Attached to Investment Banking Group	Managing Executive Officer	Attached to Investment Banking Group and IB Business Promotion Group

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr. Masuo Fukuda	Managing Executive Officer	Joint Head of Investment Banking Division, Head of Investment Banking Group	Managing Executive Officer	Co-Head of Investment Banking Group

Mr. Sadamu Yoshida	Managing Executive Officer	Attached to Investment Banking Group	Executive Officer	Attached to Investment Banking Group, Head of Sector Coverage Dept. III

Mr. Shinya Hanamura	Managing Executive Officer	Head of Public & Financial Institutions Group, Head of Advisory Group	Executive Officer	Head of Advisory Group

Mr. Kentaro Akashi	Managing Executive Officer	Chairman of Mizuho Securities Asia Limited, Attached to Investment Banking Group	—

Mr. Taiji Kumagai	Executive Officer	Head of Retail Business Group, Head of Wealth Management Group	Executive Officer	Head of Channel Marketing Group

Mr. Shuji Ueno	Executive Officer	Branch Manager of Nagoya Branch	Executive Officer	Branch Manager of Kyoto Branch

Mr. Kazuya Yamasato	Executive Officer	Branch Manager of Osaka Branch, Attached to Corporate Investment Services & Retail Business Division	Executive Officer	Head of Corporate Business Group

Mr. Yoshihiro Kishishita	Executive Officer	Head of Private Banking Dept.	Executive Officer	Head of Private Banking Dept., Attached to IB Business Promotion Group

Mr. Hiroki Takeshi	Executive Officer	Branch Manager of Kyoto Branch	Executive Officer	Head of Retail Business Group

Mr. Keiji Maruko	Executive Officer	Attached to Investment Banking Group	—	Director of Investment Banking Group (Sector Coverage)

Mr. Tadashi Sano	Executive Officer	Branch Manager of Sapporo Branch	—	Branch Manager of Sapporo-Chuo Branch

Name	New Position (Effective as of April 1, 2014)		Current Position
Mr.Takehiko Iida	Executive Officer	Business Promotion Officer (Attached to Head of Corporate Investment Services & Retail Business Division)	—	Business Promotion Officer (Attached to Head of Corporate Investment Services & Retail Business Division)

Mr. Atsushi Takahashi	Executive Officer	Senior Corporate Officer (Attached to Head of Markets & Products Division and Head of Research Group)	—	Head of Business Planning & Promotion Dept.

Mr. Katsuyoshi Ejima	Retired		Deputy President (Representative Director) and Deputy President-Executive Officer	Head of Internal Audit Division

Mr. Yoshiyuki Fukuda	Retired		Deputy President and Deputy President-Executive Officer	Head of Investment Banking Division, Head of Public & Financial Institutions Group

Mr. Hidetake Nakamura	Retired		Director	Chairman of Mizuho Securities Asia Limited

Mr. Toshitsugu Okabe	Retired		Managing Executive Officer	In charge of Compliance Group

Mr. Hideyuki Takahashi	Retired		Managing Executive Officer	In charge of Financial & Accounting Group

Mr. Daisaku Abe	Retired		Managing Executive Officer	In charge of IT & Systems Group and Operations Group

Mr. Shigeru Akiyoshi	Retired		Managing Executive Officer	Joint Head of Corporate Investment Services & Retail Business Division, Business Promotion Officer (Attached to Head of Corporate Investment Services & Retail Business Division)

Name	New Position (Effective as of April 1, 2014)	Current Position
Mr. Kenjiro Inada	Retired	Managing Executive Officer	Joint Head of Corporate Investment Services & Retail Business Division, Head of Banking & Trust Collaboration Group

Mr. Yasunori Tsujita	Retired	Managing Executive Officer	In charge of Human Resources Group

Mr. Yukihiro Take	Retired	Managing Executive Officer	Branch Manager of Osaka Branch

Mr. Tadashi Kanki	Retired	Managing Executive Officer	In charge of Strategic Planning Group

Mr. Ryusuke Aya	Retired	Managing Executive Officer	In charge of Risk Management Group

Mr. Koji Kamino	Retired	Executive Officer	Branch Manager of Fukuoka Branch, Attached to IB Business Promotion Group

Mr. Daigo Kawaguchi	Retired	Executive Officer	Branch Manager of Nagoya Branch, Attached to IB Business Promotion Group

Mr. Takashi Saida	Retired	Executive Officer	Attached to Corporate Investment Services & Retail Business Division and IB Business Promotion Group

Mr. Tomoshi Saeki	Retired	Executive Officer	Branch Manager of Osaka-Nishi Branch

Mr. Masaya Kato	Retired	Executive Officer	Head of Wealth Management Group, Senior Corporate Officer (Attached to Head of Corporate Investment Services & Retail Business Division)

The appointment of Messrs. Yasuhiko Imaizumi, Shuichi Shimada, Hidefumi Kobayashi, Kenji Fujii, Yasuhiro Sato as directors is subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2014.

Management Changes for the above are on the assumption that any permission required will be obtained from the relevant authorities.